Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 31 December 2012

James Hardie Industries plc

Index

Page
Item 1. Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of 31 December 2012 and 31 March 2012	F-3

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Nine Months Ended 31 December 2012 and 2011	F-4

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended 31 December 2012 and 2011	F-5

Notes to Consolidated Financial Statements	F-6

James Hardie Industries plc

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)
	31 December 2012	31 March 2012
Assets
Current assets:
Cash and cash equivalents	$159.5	$265.4
Restricted cash and cash equivalents	2.4	140.4
Restricted cash and cash equivalents - Asbestos	150.0	59.0
Restricted short-term investments - Asbestos	7.0	6.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.1 million and $2.3 million as of 31 December 2012 and 31 March 2012, respectively	110.7	137.7
Inventories	180.9	189.0
Prepaid expenses and other current assets	20.5	18.8
Insurance receivable - Asbestos	15.2	19.9
Workers’ compensation - Asbestos	0.4	0.5
Deferred income taxes	17.8	15.9
Deferred income taxes - Asbestos	20.4	23.0

Total current assets	684.8	875.6
Restricted cash and cash equivalents	2.6	3.5
Property, plant and equipment, net	654.7	665.5
Insurance receivable - Asbestos	189.6	208.6
Workers’ compensation - Asbestos	83.2	83.4
Deferred income taxes	19.1	11.1
Deferred income taxes - Asbestos	398.8	421.5
Other assets	33.9	40.8

Total assets	$2,066.7	$2,310.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$88.1	$92.6
Current portion of long-term debt - Asbestos	—	30.9
Dividends payable	22.1	—
Accrued payroll and employee benefits	38.3	45.4
Accrued product warranties	6.1	7.4
Income taxes payable	6.4	81.7
Asbestos liability	125.1	125.3
Workers’ compensation - Asbestos	0.4	0.5
Other liabilities	31.1	19.3

Total current liabilities	317.6	403.1
Deferred income taxes	97.4	100.5
Accrued product warranties	20.8	19.6
Asbestos liability	1,431.0	1,537.3
Workers’ compensation - Asbestos	83.2	83.4
Other liabilities	37.5	39.7

Total liabilities	1,987.5	2,183.6

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 440,917,727 shares issued at 31 December 2012 and 437,175,963 shares issued at 31 March 2012	226.8	224.0
Additional paid-in capital	91.7	67.6
Accumulated deficit	(288.1)	(214.6)
Accumulated other comprehensive income	48.8	49.4

Total shareholders’ equity	79.2	126.4

Total liabilities and shareholders’ equity	$2,066.7	$2,310.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and Comprehensive

Income (Loss)

(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2012	2011	2012	2011
Net sales	$320.4	$283.0	$994.5	$928.2
Cost of goods sold	(224.2)	(192.4)	(677.0)	(616.8)

Gross profit	96.2	90.6	317.5	311.4

Selling, general and administrative expenses	(59.7)	(48.0)	(160.6)	(142.1)
Research and development expenses	(9.9)	(7.3)	(27.8)	(21.6)
Asset impairments	(5.8)	—	(5.8)	—
Asbestos adjustments	11.7	(33.5)	14.5	15.2

Operating income	32.5	1.8	137.8	162.9
Interest expense	(1.4)	(2.3)	(4.0)	(6.1)
Interest income	3.5	0.8	6.3	2.4
Other income (expense)	0.5	1.5	1.2	(0.5)

Income before income taxes	35.1	1.8	141.3	158.7

Income tax expense	(3.6)	(6.6)	(26.3)	(35.1)

Net income (loss)	$31.5	$(4.8)	$115.0	$123.6

Net income (loss) per share:
Basic	$0.07	$(0.01)	$0.26	$0.28
Diluted	$0.07	$(0.01)	$0.26	$0.28

Weighted average common shares outstanding (Millions):
Basic	440.0	435.0	438.6	436.2
Diluted	440.3	435.0	439.0	438.4

Comprehensive income:
Net income (loss)	$31.5	$(4.8)	$115.0	$123.6
Unrealised gain (loss) on investments	0.1	(0.3)	0.9	(0.2)
Currency translation adjustments	(3.4)	(2.0)	(1.5)	(2.0)

Comprehensive income (loss)	$28.2	$(7.1)	$114.4	$121.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2012	2011
Cash Flows From Operating Activities
Net income	$115.0	$123.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	48.0	47.8
Deferred income taxes	(6.8)	5.1
Stock-based compensation	5.2	5.3
Asbestos adjustments	(14.5)	(15.2)
Asset impairments	5.8	—
Tax benefit from stock options exercised	(0.9)	(2.6)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	200.6	54.5
Restricted short-term investments	—	(0.1)
Payment to AICF	(184.1)	(51.5)
Accounts and other receivables	27.3	26.7
Inventories	8.2	(18.5)
Prepaid expenses and other assets	4.3	15.6
Insurance receivable - Asbestos	35.1	23.0
Accounts payable and accrued liabilities	(59.4)	8.2
Asbestos liability	(102.6)	(78.8)
Other accrued liabilities	2.1	(33.9)

Net cash provided by operating activities	$83.3	$109.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(41.8)	$(25.5)
Proceeds from sale of property, plant and equipment	0.5	0.3

Net cash used in investing activities	(41.3)	$(25.2)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	50.0	123.0
Repayments of long-term borrowings	(50.0)	(169.0)
Proceeds from issuance of shares	20.8	1.3
Tax benefit from stock options exercised	0.9	2.6
Common stock repurchased and retired	—	(19.0)
Dividends paid	(166.4)	—

Net cash used in financing activities	$(144.7)	$(61.1)

Effects of exchange rate changes on cash	$(3.2)	$(2.7)

Net (decrease) increase in cash and cash equivalents	(105.9)	20.2
Cash and cash equivalents at beginning of period	265.4	18.6

Cash and cash equivalents at end of period	$159.5	$38.8

Components of Cash and Cash Equivalents
Cash at bank and on hand	$150.3	$38.6
Short-term deposits	9.2	0.2

Cash and cash equivalents at end of period	$159.5	$38.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

On 15 October 2012, the Company was transformed from an Irish Societas Europaea (“SE”) to an Irish public limited company (“plc”) and now operates under the name of James Hardie Industries plc.

Nature of Operations

James Hardie Industries plc (formerly James Hardie Industries SE) manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2012, which was filed with the United States Securities and Exchange Commission (“SEC”) on 2 July 2012.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 31 December 2012, the consolidated results of operations and comprehensive income for the three months and nine months ended 31 December 2012 and 2011 and consolidated cash flows for the nine months ended 31 December 2012 and 2011. Except for the adjustment to the consolidated financial statements as of and for the period ended 31 December 2012 relating to the asset impairment charges, which is fully set forth in Note 14, all adjustments are normal and recurring for the periods noted above.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	31 December
(US$1 = A$)	2012	2012	2011
Assets and liabilities	0.9614	0.9631	0.9840
Statements of operations	n/a	0.9717	0.9604
Cash flows - beginning cash	n/a	0.9614	0.9676
Cash flows - ending cash	n/a	0.9631	0.9840
Cash flows - current period movements	n/a	0.9717	0.9604

The results of operations for the three months and nine months ended 31 December 2012 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2012 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

2. Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards board (“FASB”) issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSU’s”), had been issued.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of shares)	2012	2011	2012	2011
Basic common shares outstanding	440.0	435.0	438.6	436.2
Dilutive effect of stock awards	0.3	—	0.4	2.2

Diluted common shares outstanding	440.3	435.0	439.0	438.4

(US dollars)	2012	2011	2012	2011
Net income (loss) per share:
Basic	$0.07	$(0.01)	$0.26	$0.28
Diluted	$0.07	$(0.01)	$0.26	$0.28

Potential common shares of 2.9 million and 10.5 million for the three months ended 31 December 2012 and 2011, respectively, and 6.3 million and 11.9 million for the nine months ended 31 December 2012 and 2011, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs, which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4. Restricted Cash

Included in restricted cash and cash equivalents is US$5.0 million at 31 December 2012 and US$5.2 million at 31 March 2012 related to an insurance policy that restricts the cash from use for general corporate purposes.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

5. Inventories

Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2012	2012
Finished goods	$115.6	$117.9
Work-in-process	6.5	9.0
Raw materials and supplies	65.1	67.4
Provision for obsolete finished goods and raw materials	(6.3)	(5.3)

Total inventories	$180.9	$189.0

6. Long-Term Debt

At 31 December 2012, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2013	—	180.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$ 280.0	$—

At 31 December 2012, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 December 2012 and 31 March 2012, and the weighted average term of all debt facilities is 0.4 years at 31 December 2012. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

During the nine months ended 31 December 2012, the maturity date for US$50.0 million of the company’s term facilities was extended from 30 September 2012 to 31 March 2013 and US$130.0 million of the company’s term facilities was extended from 21 December 2012 to 31 March 2013.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

At 31 December 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the Asbestos Injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

7. Asbestos

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of the AICF.

Although the Company has no legal ownership in AICF, for financial reporting purposes, the Company’s interest in AICF is considered variable and the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA.

For the three and nine months ended 31 December 2012, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding of the AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income for the three and nine months ended 31 December 2012 and 2011:

	Three Months Ended 31		Nine Months Ended 31
	December		December
(Millions of US dollars)	2012	2011	2012	2011
Effect of foreign exchange rate movements	$6.1	$(33.5)	$2.6	$15.2
Adjustments in insurance receivables	5.6	—	11.9	—

Asbestos Adjustments	$11.7	$(33.5)	$14.5	$15.2

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the condensed consolidated statements of operations and comprehensive income during the period in which the adjustments occur.

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability”.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

	31 December	31 March
(Millions of US dollars)	2012	2012
Asbestos liability – current	$(125.1)	$(125.3)
Asbestos liability – non-current	(1,431.0)	(1,537.3)

Asbestos liability - Total	(1,556.1)	(1,662.6)

Insurance receivable – current	15.2	19.9
Insurance receivable – non-current	189.6	208.6

Insurance receivable – Total	204.8	228.5

Workers’ compensation asset – current	0.4	0.5
Workers’ compensation asset – non-current	83.2	83.4
Workers’ compensation liability – current	(0.4)	(0.5)
Workers’ compensation liability – non-current	(83.2)	(83.4)

Workers’ compensation – Total	—	—

Loan facility	—	(30.9)
Other net liabilities	(1.6)	(2.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	157.0	65.0

Net AFFA liability	$(1,195.9)	$(1,402.3)

Deferred income taxes – current	20.4	23.0
Deferred income taxes – non-current	398.8	421.5

Deferred income taxes – Total	419.2	444.5

Income tax payable	19.4	18.5

Net Unfunded AFFA liability, net of tax	$(757.3)	$(939.3)

On 2 April 2012, the Company contributed US$138.7 million (A$132.3 million) to AICF. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the nine months ended 31 December 2012 were US$184.1 million (A$177.5 million).

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2012.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The changes in the asbestos liability for the nine months ended 31 December 2012 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)
Asbestos claims paid[1]		98.0	0.9717	100.9
AICF claims-handling costs incurred[1]		1.7	0.9717	1.7
Gain on foreign currency exchange				3.9

Asbestos liability – 31 December 2012	A$	(1,498.7)	0.9631	$(1,556.1)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the nine months ended 31 December 2012 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5
Insurance recoveries[1]		(34.1)	0.9717	(35.1)
Write-back of insurance receivable [1]		11.5	0.9717	11.9
Loss on foreign currency exchange				(0.5)

Insurance receivable – 31 December 2012	A$	197.1	0.9631	$204.8

Included in insurance receivable is US$5.9 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the nine months ended 31 December 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2012	A$	427.3	0.9614	$444.5
Amounts offset against income taxes payable[1]		(18.6)	0.9717	(19.1)
AICF earnings¹		(5.0)	0.9717	(5.1)
Loss on foreign currency exchange				(1.1)

Deferred tax assets – 31 December 2012	A$	403.7	0.9631	$419.2

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 December 2012 and 31 March 2012, this amount was US$19.1 million and US$23.1 million, respectively. During the nine months ended 31 December 2012, there was a US$0.7 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.1 million and US$2.3 million at 31 December 2012 and 31 March 2012, respectively.

Restricted Cash and Short-term Investments of the AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits. These time deposits bear a fixed interest rate of 5.1% and have a maturity of six months. Prior to their maturity, these time deposits were reflected within restricted short-term investments on the consolidated balance sheet and classified as available-for-sale. In December 2012, these time deposits matured and are reflected as restricted cash and cash equivalents - asbestos on the condensed consolidated balance sheet as of 31 December 2012.

At 31 December 2012, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.9 million. This appreciation in the fair value of investments is recorded in Comprehensive Income.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The changes in the restricted cash and short-term investments of the AICF for the nine months ended 31 December 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$	62.5	0.9614	$65.0
Asbestos Claims Paid[1]		(98.0)	0.9717	(100.9)
Payment received in accordance with AFFA [2]		177.5	0.9641	184.1
AICF operating costs paid - claims-handling [1]		(1.7)	0.9717	(1.7)
AICF operating costs paid - non claims-handling [1]		(1.2)	0.9717	(1.2)
Insurance recoveries [1]		34.1	0.9717	35.1
Interest and Investment Income[1]		5.4	0.9717	5.6
Unrealised gain on investments [1]		0.9	0.9717	0.9
NSW loan repayment[2]		(29.7)	0.9901	(30.0)
Investments received for insurance recoveries [1]		0.2	0.9717	0.2
Other[1]		1.2	0.9717	1.2
Loss on foreign currency exchange				(1.3)

Restricted cash and cash equivalents and restricted short-term investments – 31 December 2012	A$	151.2	0.9631	$157.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rates on the date the transactions occurred are used to convert the Australian dollar amounts to US dollars.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months Ended
	31 December	For the Years Ended 31 March
	2012 [1]	2012	2011	2010	2009	2008
Number of open claims at beginning of period	592	564	529	534	523	490
Number of new claims	401	456	494	535	607	552
Number of closed claims	569	428	459	540	596	519
Number of open claims at end of period	424	592	564	529	534	523
Average settlement amount per settled claim	A$ 244,713	A$ 218,610	A$ 204,366	A$ 190,627	A$ 190,638	A$ 147,349
Average settlement amount per case closed	A$ 210,006	A$ 198,179	A$ 173,199	A$ 171,917	A$ 168,248	A$ 126,340
Average settlement amount per settled claim	US$ 251,840	US$ 228,361	US$ 193,090	US$ 162,250	US$ 151,300	US$ 128,096
Average settlement amount per case closed	US$ 216,122	US$ 207,019	US$ 163,642	US$ 146,325	US$ 133,530	US$ 109,832

[1]

Included in the number of closed claims of 569 for the nine months ended 31 December 2012 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the nine months ended 31 December 2012 to appropriately reflect the actual number of open claims at 31 December 2012. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the nine months ended 31 December 2012. As these 153 claims were closed in prior years, the actual number of closed claims during the nine months ended 31 December 2012 was 416 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

8. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 31 December 2012, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provide under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 December 2012, no debt was outstanding under the Company’s existing credit facilities.

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the consolidated statement of operations and comprehensive income in Other Income (Expense). At 31 December 2012, the Company had interest rate swap contracts with a total notional principal of US$100.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 December 2012 the weighted average fixed interest rate of these contracts is 2.5% and the weighted average remaining life is 0.7 years. These contracts have a fair value of US$1.9 million, which is included in Accounts Payable. For the three and nine months ended 31 December 2012, the Company included in Other Income (Expense) an unrealised gain of US$0.5 million and US$1.2 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$0.5 million and US$1.5 million for the three and nine months ended 31 December 2012, respectively. For the three and nine months ended 31 December 2011, the Company included in Other Income (Expense) an unrealised gain of US$1.5 million and an unrealised loss of US$0.5 million, respectively, on interest rate swap contracts. Included in interest expense for the three and nine months ended 31 December 2011 is a realised loss on settlements of interest rate swap contracts of US$1.4 million and US$3.2 million, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 December 2012 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)	31 December 2012	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$159.5	$159.5	$—	$—
Restricted cash and cash equivalents	155.0	155.0	—	—
Restricted short-term investments	7.0	—	7.0	—

Total Assets	$321.5	$314.5	$7.0	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	1.9	—	1.9	—

Total Liabilities	$1.9	$—	$1.9	$—

9. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, New Zealand product liability claims and income taxes as described in these financial statements.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

Eight of the ten defendants lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment of US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matters for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former non-executive directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal with costs and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims by the directors and officer to be excused from liability, penalty and disqualification and on certain questions concerning costs and, instead, remitted these matters back to the Court of Appeal for further consideration.

The Court of Appeal heard submissions on the matters remitted by the High Court over a three-day period commencing 20 August 2012. The Court of Appeal delivered its judgment on 12 November 2012. In respect of five of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$25,000 and in respect of two of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$20,000. The Court of Appeal also imposed banning orders on each of the non-executive directors, which restrict them from serving as a director for various lengths of time, the longest of which is through 30 April 2013. The Court of Appeal ordered that the former officer pay a penalty of A$75,000 plus interest and be banned from acting as a director for a period of seven years commencing on 27 August 2009. The Court of Appeal made costs orders against the former non-executive directors and former officer in respect of some of ASIC’s costs incurred in the various Court of Appeal proceedings. The parties have made further submissions to the Court of Appeal in respect of some remaining costs issues. The Court of Appeal is yet to deliver its judgment on these remaining issues.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgment in December 2010 is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

costs is contingent on the associated legal work undertaken specifically in respect of those issues (since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing).

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 December 2012. Throughout the proceedings, the Company has paid a proportion of the costs of the seven former non-executive directors and the former executive, with the remaining costs being met by third parties.

The liability the Company may have under indemnities for costs orders made in these proceedings is contingent on the costs incurred by ASIC, which as noted above, is not estimable at this time. The Company notes that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss that it might become liable to pay under indemnities for costs orders, as a consequence of the ASIC proceedings.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

New Zealand Product Liability

Since fiscal year 2002, the Company has been and continues to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of estimated loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and the extent to which the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

Historically, the Company has been joined to these New Zealand product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company becoming liable for only a portion of each claim. In addition,

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

the Company has had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

Despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company is becoming exposed to liability for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s rights of recovery from third-parties. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

The Company has made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 December 2012. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$16.5 million at 31 December 2012 compared to US$3.0 million at 31 March 2012. During the nine months ended 31 December 2012, the Company recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims.

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

10. Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2007. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2009.

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(Millions of US dollars)	Unrecognised	Interest and
	tax benefits	Penalties
Balance at 31 March 2012	$2.6	$0.9
Additions (deletions) for tax positions of prior year	1.9	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	—	(0.1)

Balance at 31 December 2012	$1.7	$—

As of 31 December 2012, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$1.7 million and nil, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the nine months ended 31 December 2012, income of US$0.9 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s condensed consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

11. Stock-Based Compensation

Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$2.0 million and US$2.4 million for the three months ended 31 December 2012 and 2011, and US$5.2 million and US$5.3 million for the nine months ended 31 December 2012 and 2011, respectively. As of 31 December 2012, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$13.7 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 3.3 years.

Restricted Stock- service vesting

On 7 December 2012, 265,988 restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

On 7 December 2012, 240,645 restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock – performance vesting

The Company granted 266,627 restricted stock units with a performance vesting condition under the 2006 Long-Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 7 June 2012 as part of the FY2012 long-term incentive award. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The Company granted 450,336 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 14 September 2012 as part of the FY2013 long-term incentive award. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 432,654 restricted stock units (market condition) to senior executives and managers of the Company on 14 September 2012 as part of the FY2013 long-term incentive award. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the nine months ended 31 December 2012:

Date of grant	14 Sep 2012
Dividend yield (per annum)	1.5%
Expected volatility	52.2%
Risk free interest rate	0.7%
JHX stock price at grant date (A$)	8.95
Number of restricted stock units	432,654

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Scorecard LTI – Cash Settled Units

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock on the vesting date.

Under the terms of the LTIP, the Company granted awards equivalent to 506,627 Scorecard LTI units on 14 September 2012 as part of the FY2013 long-term incentive award, which provide recipients a cash incentive based in JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

12. Capital Management and Dividends

On 21 May 2012, the Company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months. No securities were bought back during the nine months ended 31 December 2012.

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

On 25 January 2013, the Company paid an ordinary dividend to shareholders of US5.0 cents per security (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million.

13. Operating Segment Information

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2012	2011	2012	2011
USA & Europe Fibre Cement	$224.5	$192.8	$714.6	$641.3
Asia Pacific Fibre Cement	95.9	90.2	279.9	286.9

Worldwide total	$320.4	$283.0	$994.5	$928.2

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

	Income Before Income Taxes		Income Before Income Taxes
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2012	2011	2012	2011
USA & Europe Fibre Cement2, [7]	$24.6	$31.0	$118.9	$126.3
Asia Pacific Fibre Cement2, [8]	11.7	19.4	45.0	66.0
Research and Development[2]	(6.8)	(5.0)	(19.1)	(15.2)

Segments total	29.5	45.4	144.8	177.1
General Corporate[3]	3.0	(43.6)	(7.0)	(14.2)

Total operating income	32.5	1.8	137.8	162.9
Net interest (expense) income[4]	2.1	(1.5)	2.3	(3.7)
Other income (expense)	0.5	1.5	1.2	(0.5)

Worldwide total	$35.1	$1.8	$141.3	$158.7

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2012	2012
USA & Europe Fibre Cement	$709.8	$749.1
Asia Pacific Fibre Cement	232.5	238.4
Research and Development	20.2	15.6

Segments total	962.5	1,003.1
General Corporate5, [6]	1,104.2	1,306.9

Worldwide total	$2,066.7	$2,310.0

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2012	2011	2012	2011
USA	$217.9	$187.2	$693.3	$621.0
Australia	71.0	68.5	207.9	218.6
New Zealand	14.9	13.4	41.9	40.9
Other Countries	16.6	13.9	51.4	47.7

Worldwide total	$320.4	$283.0	$994.5	$928.2

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2012	2012
USA	$717.1	$748.5
Australia	155.0	160.5
New Zealand	42.7	43.7
Other Countries	47.7	50.4

Segments total	962.5	1,003.1
General Corporate5, [6]	1,104.2	1,306.9

Worldwide total	$2,066.7	$2,310.0

[1]	Export sales and inter-segmental sales are not significant.
[2]

Research and development costs of US$3.1 million and US$2.5 million for the three months ended 31 December 2012 and 2011, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.5 million and US$0.4 million for the three months ended 31 December 2012 and 2011 were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$6.3 million and US$4.4 million for the three months ended 31 December 2012 and 2011, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.5 million and US$0.6 million for the three months ended 31 December 2012 and 2011, respectively.

Research and development costs of US$8.9 million and US$6.9 million for the nine months ended 31 December 2012 and 2011, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.3 million and US$1.2 million for the nine months ended 31 December 2012 and 2011, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$17.6 million and US$13.5 million for the nine months ended 31 December 2012 and 2011, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.5 million and US$1.7 million for the nine months ended 31 December 2012 and 2011, respectively.

[3]

The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. Included in the General Corporate segment for the three months ended 31 December 2012 are favourable asbestos adjustments of US$11.7 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.1 million. Included in the General Corporate segment for the three months ended 31 December 2011 are unfavourable asbestos adjustments of US$33.5 million, AICF SG&A expenses of US$0.9 million and US$0.3 million related to the ASIC proceedings.

Included in the General Corporate segment for the nine months ended 31 December 2012 are favourable asbestos adjustments of US$14.5 million, AICF SG&A expenses of US$1.2 million and ASIC expenses of US$0.5 million. Included in General Corporate for the nine months ended 31 December 2011 are favourable asbestos adjustments of US$15.2 million, AICF SG&A expenses of US$2.3 million and ASIC expenses of US$1.0 million.

[4]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is AICF interest income of US$3.4 million and US$0.8 million for the three months ended 31 December 2012 and 2011, respectively. Included in net interest expense for the nine months ended 31 December 2012 and 2011 is AICF interest income of US$5.6 million and US$2.2 million. See Note 7 for more information.

[5]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

[6]	Asbestos-related assets at 31 December 2012 and 31 March 2012 are US$867.0 million and US$825.2 million, respectively, and are included in the General Corporate segment.
[7]	Included in the USA and Europe Fibre Cement segment for the three and nine months ended 31 December 2012 are asset impairment charges of US$5.8 million. See Note 14 for more information.
[8]

Included in the Asia Pacific Fibre Cement segment for the three and nine months ended 31 December 2012 is an increase to the provision for New Zealand product liability claims of US$7.5 million and US$13.2 million, respectively. See Note 9 for more information.

14. Asset Impairments

During the three and nine months ended 31 December 2012, the company recorded asset impairment charges of US$5.8 million related to redundant machinery and equipment that was no longer able to be utilised to manufacture products at the company’s Waxahachie and Fontana plants.

The asset impairment charges were recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use. The impaired assets are in the process of being replaced by plant and equipment with enhanced capability in order to increase production capacity in anticipation of a further recovery in the US housing market.

James Hardie Industries plc

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such

James Hardie Industries plc

forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.